Exhibit 21.1

Subsidiaries of TPC Group LLC

Entity Name	Jurisdiction of Formation
TP Capital Corp.	Delaware
Port Neches Fuels, LLC	Delaware
Texas Butylene Chemical Corporation	Texas
Texas Olefins Domestic-International Sales Corporation	Texas